

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Rajiv Shukla
Chief Executive Officer
ALPHA HEALTHCARE ACQUISITION CORP III
1177 Avenue of the Americas, 5th Floor
New York, New York 10036

> **Re: ALPHA HEALTHCARE ACQUISITION CORP III**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 5, 2023**
> **File No. 333-269773**

Dear Rajiv Shukla:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Proposal 1: The Business Combination Proposal
Interests of the Sponsor and ALPA's Directors and Officers in the Business Combination , page 98

1. We note your response to comment 6 and reissue the comment. We note that you now state on page 98 that the Board noted that the interests of the Sponsor "has been materially altered in the following respects" and then you go on to discuss those alterations. Please revise to clarify how the Board considered the Sponsor's interests and other conflicts of interest in negotiating and recommending the business combination.

Equity Line of Credit (ELOC) Financing Agreement, page 115

2.   We note that in May 2023, you entered into a Letter of Intent for a Common Stock Purchase Agreement with an Investor. Please revise your Background of the Business Combination section to disclose any discussions about the need to obtain additional financing for the combined company in connection with the Business Combination transaction or shortly thereafter, including the ELOC, and, as applicable, the negotiation/marketing processes. Please also revise your disclosure here to include all material terms of the ELOC, including any termination provisions for the investor. Finally, please file the ELOC Agreement, Letter of Intent as well as the Registration Rights Agreement as exhibits to the proxy/registration statement or advise.

Material U.S. Federal Income Tax Consequences , page 116

3.   We note your response to comment 7 and we reissue the comment. We note your revised disclosure on page 120 stating "[e]xcept as otherwise noted, the following discussion is based upon the Merger being a reorganization within the meaning of section 368(a) of the Code" and your statement that "[i]f the Merger qualifies as a reorganization within the meaning of section 368(a) of the Code, a U.S. Holder will generally not recognize gain or loss for U.S. federal income tax purposes…" Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that certain material tax consequences will "generally" apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., "If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code"). To the extent the opinion is subject to uncertainty, counsel may provide a "should' or "more likely than not" opinion and explain why a "will" opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Sections III.B.2, III.C.3. and III.C.4 of Staff Legal Bulletin No. 19.

You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Laurie Burlingame, Esq.